SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Magyar Távközlési Rt.

(Hungarian Telecommunications Co. Ltd.)

(Name of Issuer)

Ordinary Shares, nominal value Hungarian Forint (“HUF”) 100 per share

(Title of Class of Securities)

559776109 (American Depositary Shares, each representing five Ordinary Shares)

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559776109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MagyarCom Holding GmbH I.R.S. Identification No. not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not Applicable

	6.	Shared Voting Power 617,478,081

	7.	Sole Dispositive Power Not Applicable

	8.	Shared Dispositive Power 617,478,081

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 617,478,081

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) 59.5%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 559776109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Deutsche Telekom AG I.R.S. Identification No. not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not Applicable

	6.	Shared Voting Power 617,478,081

	7.	Sole Dispositive Power Not Applicable

	8.	Shared Dispositive Power 617,478,081

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 617,478,081

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) 59.5%

12.	Type of Reporting Person (See Instructions) CO

This Amendment No. 2 to Schedule 13G relates to the Ordinary Shares, nominal value HUF 100 per share (the “Shares”) of Magyar Távközlési Rt., and supplements the information set forth in the Schedule 13G of MagyarCom Holding GmbH (“MagyarCom”) and Állami Privatizációs és Vagyonkezelö Rt. (“ÁPV”) initially filed on February 12, 1998, as amended and supplemented by Amendment No.1 thereto (together, the “Schedule 13G”).  In accordance with Rule 13d-2(c), this Amendment No. 2 amends and restates the entire text of the Schedule 13G previously filed in paper format.

Unless otherwise indicated, capitalized terms have the meanings assigned to such terms in the Schedule 13G.

Item 1.
	(a)	Name of Issuer Magyar Távközlési Rt. (“MATAV)
	(b)	Address of Issuer's Principal Executive Offices Krisztina Krt. 55 H-1013 Budapest Hungary

Item 2.
	(a)	Name of Person Filing This statement is being filed by: (1) MagyarCom Holding GmbH (“MagyarCom”) (2) Deutsche Telekom AG (“DT”)
(b)

Address of Principal Business Office or, if none, Residence
(1)           c/o Deutsche Telekom AG
                Friedrich-Ebert-Allee 140
                D-53113 Bonn
                Germany

(2)           Deutsche Telekom AG
                                Friedrich-Ebert-Allee 140
                                D-53113 Bonn
                                Germany

	(c)	Citizenship MagyarCom and DT are organized under the laws of the Federal Republic of Germany
	(d)	Title of Class of Securities This statement relates to the Ordinary Shares, par value HUF 100 per Share (the “Shares”) of MATÁV.
	(e)	CUSIP Number MATÁV’s American Depositary Shares, each representing five Shares, are identified by CUSIP Number 559776109.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b) (2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)

Amount beneficially owned:
See Item 9 on pages 2 and 3.  MagyarCom is a wholly owned subsidiary of Deutsche Telekom AG.  The Shares held by MagyarCom may be deemed to be beneficially owned by Deutsche Telekom AG.

	(b)	Percent of class: See Item 11 on pages 2 and 3.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See Item 5 on pages 2 and 3.
		(ii)	Shared power to vote or to direct the vote See Item 6 on pages 2 and 3.
		(iii)	Sole power to dispose or to direct the disposition of See Item 7 on pages 2 and 3.
		(iv)	Shared power to dispose or to direct the disposition of See Item 8 on pages 2 and 3.

Description of Certain Relationships

MagyarCom is the direct owner of the 617,478,081 Shares that are the subject of this Schedule 13G, as initially filed on February 13, 1998.  Prior to July 2000, DT and Ameritech Corporation (which had been acquired by SBC Communications Inc.) each held a 50 percent interest in MagyarCom.  In July 2000, Ameritech Corporation exercised an option to put its shares in MagyarCom to DT.  As a result, MagyarCom is now a wholly-owned subsidiary of DT.

MagyarCom, DT and the Hungarian Minister of Information and Telecommunications (the “Minister”), may be considered members of a group pursuant to Section 13(d)(3) of the Exchange Act by virtue of certain arrangements, as described below.

The Hungarian State holds a single Series “B” share of MATÁV through the Minister.  Ownership of the Series “B” share gives the Hungarian State (through the Minister) certain special rights in the election of one member of each of the Board of Directors and the Supervisory Board and the right to require its consent for certain other decisions taken at the General Shareholders’ Meeting.  The holder of the Series “B” share and other shareholders holding at least a simple majority of the shares generally must approve a transfer of shares that would result in a person or group of persons holding ten percent or more of the outstanding voting stock of MATÁV.  The consent of the holder of the Series “B” share is also required to transfer shares if the transferee would acquire more than 49.9 percent of the outstanding voting stock of MATÁV.

The Hungarian State, acting through various regulatory bodies under its supervision, also exercises regulatory control over MATÁV’s telecommunications activities.  Pursuant to Rule 13d-4 under the Exchange Act, each of MagyarCom and DT disclaims beneficial ownership of the Series “B” share held through the Minister.

The shareholders’ agreement, dated September 26, 1997, among MATÁV, MagyarCom and the Hungarian Minister of Transport, Telecommunications and Water Management (the “Minister Shareholders’ Agreement”), the shareholders’ agreement, dated October 21, 1997, among MATÁV, MagyarCom and the ÁPV (the “ÁPV Shareholders’ Agreement”), the concession agreement entered into between MagyarCom and the Hungarian Minister of Transport, Telecommunications and Water Management in 1993 and the concession contracts executed thereafter by MATÁV and that Minister that were discussed in the original Schedule 13G filing have all lapsed or been terminated.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [     ].

See Item 9 below.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
MagyarCom Holding GmbH CO

Item 8.	Identification and Classification of Members of the Group
See Exhibit 1.

Item 9.	Notice of Dissolution of Group
Not Applicable.

The ÁPV reduced its holdings in MATÁV to less than five percent of the Shares in 1999 through an offering of the Shares and American Depositary Shares representing the Shares which was registered with the U.S. Securities and Exchange Commission on Form F-3 (File No. 333-10362).  The ÁPV subsequently disposed of its remaining holdings of Shares.  As a result, the ÁPV should not be considered a member of a group with MagyarCom, DT and the Minister pursuant to Section 13(d)(3) of the Exchange Act.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAGYARCOM HOLDING GMBH

February 14, 2003
Date
/s/ Siegfried Pleiner
Signature
Siegfried Pleiner / Managing Director
Name/Title

February 14, 2003
Date
/s/ Joachim Peckert
Signature
Joachim Peckert / Managing Director
Name/Title

DEUTSCHE TELEKOM AG

February 14, 2003
Date
/s/ Kevin Copp
Signature
Kevin Copp / Legal Counsel
Name/Title

February 14, 2003
Date
/s/ Martin-E. Auer
Signature
Martin-E. Auer / Legal Counsel
Name/Title